Exhibit 99.1

WISeSat Announces $10 Million PIPE Investment Led by SEALSQ to Accelerate Space
Cybersecurity and Post-Quantum Communications

Investment to strengthen WISeSat’s cybersecurity offering, support a new generation of satellites, and advance secure end-to-end post-quantum communications for sovereign space transactions

GENEVA, Switzerland, October 6, 2026 - WISeSat.Space Holdings Corp. (Nasdaq: SAIQ) (“WISeSat.Space”), a space technology company, today announced the closing on October 1, 2026, of a $10 million private investment in public equity (PIPE) by SEALSQ Corp (NASDAQ: LAES) (“SEALSQ”), a company that focuses on developing and selling Semiconductors, PKI, and Post-Quantum technology hardware and software products. WISeSat.Space and SEALSQ are subsidiaries of WISeQey Corp. (formerly known as WISeKey International Holding AG, “WISeQey”) (Nasdaq/SIX: WQEY), a global quantum cybersecurity and space IoT company.

The investment provides WISeSat.Space with additional equity capital as it advances it space cybersecurity strategy, including the planned expansion of its satellite infrastructure, and the integration of post-quantum cryptography (PQC) security technologies into its satellites, ground and user-segment architectures.

WISeSat.Space is engaged in the development of a new generation of WISeSat.Space satellites, intended to support trusted communications, digital identity, and data exchange through space-based infrastructure. The planned architecture is intended to integrate advanced cybersecurity capabilities with satellite communications, creating a foundation for trusted and resilient communications across space and ground infrastructure.

A key focus of the program is expected to be the development of quantum-resilient secure communications capabilities, designed to address emerging cybersecurity threats associated with the future evolution of quantum computing. By incorporating post-quantum security into the satellite communications architecture, WISeSat aims to strengthen device authentication, data integrity, and secure communications across space and ground infrastructure.

The collaboration with SEALSQ is also expected to support the development of a broader trusted space infrastructure, under which WISeSat.Space would provide satellite capacity and related space and ground infrastructure, while SEALSQ would use that capacity to support the development and delivery of planned quantum and post-quantum services using its secure semiconductor, cryptographic and trusted identity technologies.

Carlos Moreira, CEO of WISeSat.Space, SEALSQ and WISeQey noted, “This investment brings together two companies within the WISeQey group around a shared goal: making space infrastructure secure against both current and future cyber threats. For WISeSat.Space, it provides capital to advance our next generation of satellites and to build post-quantum security into our space, ground and user segments. For SEALSQ, it opens a path to deliver quantum and post-quantum services using WISeSat.Space’s satellite capacity. Together, secure semiconductors, cryptography and satellite connectivity have the potential to help set new standards for trust and security across the emerging space economy.”

Gwenael Rouy-Poirier, CFO of WISeSat.Space, added, “Capital is only valuable if it translates into execution. This $10 million investment strengthens our balance sheet as we move into the next phase of WISeSat.Space’s development. Our focus is disciplined capital allocation as we advance the satellite infrastructure, post-quantum security integration and industrial partnerships required to build a scalable business. We intend to deploy this capital carefully, prioritizing the investments that move us closer to delivering secure, revenue-generating space services and long-term value for our shareholders.”

The new satellite program is expected to contribute to WISeSat.Space’s broader vision of bringing trust and sovereignty to space transactions, enabling secure interactions among independently operated space and terrestrial systems while strengthening the protection of critical digital assets.

The PIPE Investment closed on October 1, 2026, concurrently with the closing of the Business Combination.  The purchase price per share, equal to the redemption price, was $10.79 per share.  The Subscription Agreement includes a price-protection mechanism that may result in the issuance of additional WISeSat Ordinary Shares to SEALSQ under certain conditions if the volume-weighted average price of WISeSat Ordinary Shares for the 10 consecutive trading days ending on the 60th calendar day after Closing is below the purchase price, subject to a maximum issuance of an additional 1,073,216 shares. SEALSQ is also subject to customary lock-up restrictions under the Subscription Agreement.

About WISeQey

WISeQey Corp. (“WISeQey”), is a British Virgin Islands holding company focused on post quantum cybersecurity, digital identity, space technology and the Internet of Things (IoT). Its operating subsidiaries and technology platforms address distinct parts of this portfolio:

1.	SEALSQ Corp (Nasdaq: LAES) develops secure semiconductors, public key infrastructure (PKI) and post-quantum security products.

2.	WISeSat.Space (Nasdaq: SAIQ) develops space technology and secure satellite communications, particularly for IoT applications.

3.	WISeID provides digital identity, authentication, secure access and digital signing for individuals, enterprises and connected devices.

4.	WISe.ART Corp operates the WISe.ART marketplace, which uses blockchain technology to support trusted digital asset and NFT transactions.

5.	SEALCOIN AG develops decentralized physical infrastructure network (DePIN) technology and the SEALCOIN platform.

Each subsidiary contributes to WISeQey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeQey platform. WISeQey secures digital identity ecosystems for individuals and objects using blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeQey plays a vital role in securing the Internet of Everything. Trusted by the OISTE/WISeQey cryptographic Root of Trust, WISeQey provides secure authentication and identification for IoT, blockchain, and AI applications. The WISeQey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeQey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

About WISeSat

WISeSat is a space technology company focused on secure satellite communications for Internet of Things applications. Its approach combines satellite infrastructure with cybersecurity and digital identity technologies to support trusted communications between connected devices and ground-based systems.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding estimation of the listing. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of WISeSat’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although WISeSat believes that it has a reasonable basis for each forward-looking statement contained in this press release, WISeSat cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of WISeSat as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, WISeSat does not undertake any duty to update these forward-looking statements.

CONTACTS

WISeSat:

Carlos Moreira

Chairman & CEO

Tel: +41 22 594 3000

info@wisesat.com

WISeSat Investor Relations:

The Equity Group Inc.

Lena Cati

Tel: +1 212 836-9611

Lena.cati@theequitygroup.com

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